

Mail Stop 3720

February 22, 2016

Mark Pacchini
Chief Executive Officer
rVue Holdings, Inc.
17W220 22nd Street, Suite 200
Oak Brook Terrace, IL 60181

> **Re: rVue Holdings, Inc.**
> **Preliminary Information Statement on Form Pre 14C**
> **Filed February 11, 2016**
> **File No. 000-54348**

Dear Mr. Pacchini:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

General

1.   We note your disclosure that the holders of the majority of outstanding shares provided approval by written consent for the amendment. However, according to your beneficial ownership table the parties disclosed do not collectively own the 99,787,933 shares used to obtain written consent. Please specify who provided written consent for this action and describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily C. Drazan, Attorney-Adviser, at (202) 551-3208, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications